Zohar Zisapel
24 Raoul Wallenberg Street
Tel-Aviv 69719
Israel

May 18, 2009

VIA EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christina Chalk, Esq.

Re:	Radvision Ltd. Schedule TO-T filed April 30, 2009 by Zohar Zisapel Schedule TO-T/A filed May 11, 2009 SEC File No. 5-58761

Ladies and Gentlemen:

        I am submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO-T filed by me on April 30, 2009 (as amended from time to time the “Schedule TO”).

        I hereby acknowledge that:

—	I am responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

—	I may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, By: /s/ Zohar Zisapel —————————————— Zohar Zisapel